EXHIBIT 99.1

Harleysville-Nationwide Transaction

Employee & Retiree “Frequently Asked Questions” & Responses

(Previously answered questions in gray; most recently answered questions in black)

A.  General

Q1.  Why did Harleysville enter into the agreement with Nationwide?

Both Harleysville and Nationwide believe there is a strategic benefit in creating a national independent agency distribution network that will make the combined organization stronger over the long term.  Under the Nationwide umbrella, the merger brings together two best-in-class property/casualty carriers (Harleysville and Allied) with complementary geographic marketing territories – Harleysville’s strong independent agency network, located primarily east of the Mississippi, and Allied’s strong independent agency network, which is mainly in the Midwest and West.

Although Harleysville previously had been actively looking to acquire, the merger with Nationwide was the right step for the organization – given the anticipated strategic benefits of the combination to Harleysville’s policyholders, agents, and employees.

Q2.  What will happen to Harleysville under the agreement?

Under the terms of the agreement, Harleysville Mutual would merge directly into and become a part of Nationwide Mutual.  In addition, Harleysville Group will merge with a subsidiary of Nationwide, and, as part of that merger, Nationwide would acquire all of the outstanding publicly held shares of common stock of Harleysville Group Inc. for $60.00 per share.  The two mergers must both be approved by a number of constituencies and regulators and occur together.  After the mergers occur, Harleysville Mutual would be a part of Nationwide, and Harleysville Group and its subsidiaries would be wholly owned by Nationwide.  After the mergers, the Harleysville companies would operate along with the independent agency arm of Nationwide, Allied Insurance.  For additional details, please refer to the press release regarding this announcement.

Q3.  What does Harleysville gain from the transaction, and how will the policyholders be affected?

The mergers will allow even more opportunity for Harleysville to focus on its long-term strategic goal—meeting the needs of its policyholders, agency partners, and employees.

For policyholders in particular, they will now be offered a broader portfolio of insurance, financial, and banking products and services.  Additionally, the policyholders will enjoy the full backing of Nationwide’s financial strength.  While Harleysville has approximately $1.3 billion of surplus, the combined companies will have approximately $13.5 billion of surplus after the merger is complete.  Moreover, Harleysville’s current A.M. Best rating is “A,” and Nationwide’s current rating is an “A+.”  Finally, the combined organization will retain the mutual insurance company structure with its focus on meeting the insurance needs of its policyholders.

In light of the mutual structure and with Nationwide’s deeper financial platform, the organization will have the ability to make greater investments in its products and resources.  This will result in more growth opportunities and in the long-term needs of the policyholders being better served and benefiting from even greater protection and financial security.  In this regard, it is worth noting that since its merger with Nationwide in 1998, Allied has expanded from 23 states to 33 states – and has tripled its direct written premium from $900 million to nearly $3.4 billion.

Q4.  How does Harleysville’s business complement Nationwide’s business?

Harleysville’s geographic strength east of the Mississippi complements Nationwide’s independent agency presence—through Allied Insurance—west of the Mississippi, bringing together two best-in-class independent agency carriers.

Q5.  When will the mergers be completed?

In order to be completed, the mergers require approvals from a number of constituencies and regulators.  For instance, the policyholders of Harleysville Mutual must approve the merger between Harleysville Mutual and Nationwide, the stockholders of Harleysville Group must approve the merger of Harleysville Group with a subsidiary of Nationwide, and the Ohio Department of Insurance and the Pennsylvania Insurance Department must review and approve the transactions. In light of these required approvals, it is anticipated that the mergers will not be completed until early 2012.

Q6.  What happens between now and when the mergers are completed?

Until the transactions close, Harleysville Insurance will run its business the same as it always has – with a focus on doing great work for its agency partners and policyholders. Harleysville Group will continue as a publicly-owned company until the transactions are complete.

Q7.  What happens the day after the mergers are completed? What will be different?

After the mergers are completed, Harleysville will continue to provide exceptional services to its agents and policyholders – it will just do so as part of a larger, financially stronger organization, with Harleysville operating along with Allied Insurance—the independent agency arm of Nationwide.

Q8.  Will Harleysville keep its name?

Yes.  There are no anticipated brand changes related to the terms of the transaction.

Q9.  Will Michael Browne continue to play a key leadership role after the mergers?

Yes.  After completion of the mergers, Michael will serve as President and Chief Operating Officer of Harleysville.  Michael is excited about his new role and looks forward to working with Harleysville’s key agency partners and employees, as the Company moves to the next level of excellence.

Q10.  Between now and the time the merger is complete, how should employees handle communications and/or questions received from any Nationwide or Allied associates?

The period between announcement and the closing of the transaction is challenging, because while the intent to merge has been announced, and both parties want to ensure that the process of integrating the companies ultimately is smooth, Harleysville and Nationwide are still two separate companies.  Harleysville has many specific processes, procedures, and products that are considered confidential and proprietary.  Additionally, there are antitrust laws that apply to companies and their communication/interaction with one another, limiting the amount and the type of information that can be exchanged.  For these important reasons, until the merger is complete, employees should not share Harleysville’s confidential and proprietary information or communicate directly with Nationwide, but should consult with Mike Keffer, AVP & Assistant General Counsel (mkeffer@harleysvillegroup.com).  Mike will then work with the business leaders to determine what, if any, response is appropriate.

B.  Jobs/Compensation

Q1.  Will the mergers impact employees’ jobs?

There will be no immediate impact to employees’ jobs.  The combination with Nationwide will create new career opportunities for employees in both organizations, and the proposed mergers would allow Harleysville employees to become part of a larger, more financially stable organization that has similar values.  Nationwide recognizes the importance of Harleysville’s headquarters, and its home office will serve as an integral part of the combined company’s national, independent agency-based platform.

It is worth noting that Nationwide’s presence in DesMoines, Iowa (Allied’s headquarters) has grown substantially since its combination with Allied in 1998.  In fact, the number of employees in the DesMoines location has more than doubled since that time, with a current employee population of over 4,000.

Q2.  Will the mergers impact employees’ salaries?

There are no anticipated changes to employees’ salaries for 2012 as a result of the mergers.  Nationwide will spend the next several months continuing to review and analyze Harleysville’s compensation in detail, and employees will be informed when changes are being made to any programs.  Although the specific details are still unknown, it is worth noting that Nationwide’s compensation programs are consistent with the industry benchmarks, and like Harleysville, Nationwide understands the importance of a competitive total compensation package.

Q3.  What is Nationwide’s commitment to the Harleysville 2011 incentive bonuses, assuming that the transactions are completed?

Nationwide has agreed that, once the closing occurs (subject to all the necessary approvals, of course), it will make the payments necessary to ensure that all Harleysville employees receive their 2011 target bonuses.  (For example, if an employee earns a base salary of $40,000 and has a target bonus of 5% of base salary for 2011, Nationwide has agreed to provide that individual with his/her bonus of $2,000.) The payment date will not be later than 60 days after the closing date.

These bonus payments are being made at target regardless of whether the performance or individual goals established for the 2011 bonus plan are met.  (So, even if the bonus payout would have been $0 under the terms of the Harleysville bonus plan, the employee in the above example would still receive his/her $2,000 target bonus from Nationwide.)

Nationwide’s agreement to pay target bonuses is an indication that—like Harleysville—Nationwide recognizes the value that employees provide and the integral role employees play in the success of an organization.

Q4.  Will employees be able to receive an above target bonus payout for “Exceptional Performance,” or are all employees strictly receiving a target bonus in conjunction with the transaction closing?

As stated in Question B.3 above, the bonus payments being made by Nationwide to all active employees will equal a target bonus, regardless of whether corporate or individual performance goals established for the 2011 bonus plan are met or have been exceeded.

Q5.  If an employee retires between December 31, 2011 and the bonus payout date, will he/she still receive the 2011 target bonus payment?

No.  An employee must be actively employed at the time that Nationwide pays the equivalent to the 2011 target bonus payments in order to be eligible to receive such payment.

C.  Benefits

Q1.  Will the mergers impact employees’ benefit plans (such as group health & life, dental, 401(k) contributions, and vacation time)?

There are no anticipated changes to Harleysville’s employee benefit plans during 2012.  Nationwide will spend the next several months continuing to review and analyze Harleysville’s benefit plans in detail, and employees will be informed when changes are being made to the plans.  Any changes are not expected to occur before January 2013, and employees will be provided with the necessary information once decisions have been made and in advance of changes being implemented.

In light of this, Harleysville will conduct its open benefits enrollment for 2012, consistent with previous years.  The benefits elected during that enrollment will remain in effect throughout 2012.

Although specific details remain unknown at this time, it is worth noting that Nationwide recognizes that benefits are an important part of an employee’s total rewards package, and offers a competitive benefits program to its employees.

Q2.  Prior to the mergers’ completion, will Harleysville employees be able to view the benefits package (such as group health & life, dental, 401(k) contributions, and vacation time) currently being offered by Nationwide to its employees?

No.  Employees will not be able to view Nationwide’s benefit offerings prior to the completion of the transactions.  As noted above, any changes to the Harleysville benefit plans are not expected to occur before January 2013.  In the upcoming months, Nationwide will continue to review and analyze the benefit plans for both Nationwide and Harleysville, and determine what the key differences between the various plans are and, in conjunction with Harleysville, determine the appropriate transition plans.  Harleysville employees will be provided with the necessary information once decisions have been made and in advance of changes being implemented.

Q3.  If an employee has a 401(k) loan, will it become due once the mergers are complete?

No.  Harleysville will be continuing its 401(k) plan for 2012.  In light of this, an employee’s process for repaying any outstanding loans will remain the same throughout that time.  Employees will be provided with the necessary information once decisions have been made and in advance of any changes to the 401(k) plan.

Q4.  How will the transactions impact the Harleysville pension plan?

Harleysville froze its pension plan in 2006.  Employees (current or former) who are vested in the pension plan as of the closing of the transactions will retain the right to receive pension benefits under the Harleysville pension plan upon an eligible retirement.  The right to receive vested pension benefits generally is protected by federal law.  If Nationwide determines to make any administrative changes after the transactions are completed, additional information will be provided.

Q5.  Will Harleysville employees’ tenure with Harleysville count toward “Nationwide years?”

Tenure with Harleysville will be counted for the purposes of eligibility and vesting under Nationwide’s paid time off program, short-term disability program, and severance plan.  With regard to retirement benefit plans— such as the 401(k), retiree medical, and defined benefit pension—Harleysville and Nationwide are collaborating to analyze and understand how to most appropriately integrate Harleysville employees’ tenure into these plans.  Additional information regarding retirement benefit plans will be provided as it becomes available.

Q6.  Will employees be paid for unused vacation at the time the transaction closes?

No.  For 2012, employees will continue to be governed by Harleysville’s vacation policy.  Therefore, employees should use their vacation time in accordance with Harleysville’s paid-time-off policies.

D.  Retiree Benefits

Q1.  Will the mergers impact retirees’ medical benefits or the enrollment process?

There are no anticipated changes to the retiree benefit plan for 2012 as a result of the mergers.  Therefore, both the enrollment process and the benefits offerings should remain largely the same.  Nationwide will spend the upcoming months continuing to review and analyze the benefit plans, and no changes are expected to be implemented before January 2013.  Retirees will receive necessary information once decisions have been made and in advance of any changes being implemented.

Q2.  Will the mergers impact retirees’ pension payments?

No.  Retirees currently drawing their pension will continue to receive payments following the mergers.

E.  Equity

Q1.  How does the merger involving Harleysville Group affect employees/retirees who are stockholders?

There are Harleysville employees/retirees who own HGI shares outright.  Such ownership could result from (a) past market purchases, (b) Employee Stock Purchase Plan (ESPP) purchases, (c) the vesting of formerly restricted stock, (d) an exercise-and-hold of stock options, and/or (e) participation in the dividend reinvestment plan.  When the merger of Harleysville Group and the Nationwide subsidiary occurs, each outstanding share of HGI stock, other than the shares owned by Harleysville Mutual, will be converted into the right to receive Merger Consideration equal to $60.00 per share.  So, for instance, if an employee/retiree owns 100 shares of HGI stock, he or she will receive Merger Consideration of $6,000 (i.e., 100 multiplied by $60) in exchange for such shares.

Q2.  How will the Merger Consideration be paid after the Harleysville Group merger?

Between now and the closing, Nationwide will select an “exchange agent” to process the payment of the Merger Consideration.  After the closing, each HGI stockholder, including applicable employees/retirees, will receive a “letter of transmittal” with specific instructions about how to submit the certificates representing owned shares (or confirm ownership of shares held in book entry) in exchange for receipt of the Merger Consideration for such shares.

Q3.  What are the tax consequences of receiving the Merger Consideration?

The receipt of cash in exchange for stock is a taxable transaction.  The amount of the tax depends upon each employee’s/retiree’s personal situation – such as: how long have the shares of stock been held/owned; what is the basis in such shares; and whether or not the shares were acquired under the ESPP or some other way.  The company is not in a position to provide financial or tax advice and encourages employees/retirees to seek advice from a financial and/or tax advisor.  Current employees can contact CareBridge, the employee assistance provider, for help in locating a financial professional who can provide assistance.

Q4.  How do the contemplated transactions impact the Harleysville Employee Stock Purchase Plan (ESPP)? Will payroll deductions for stock purchase stop or do employees need to stop them?

The payroll deductions for active ESPP participants will continue for this current subscription period (7/15/2011 – 1/14/2012) and purchases of HGI stock will be made in accordance with the ESPP on January 14, 2012.  As always, the subscription price for participating employees will be 85% of the lower of the fair market value of stock the day before, or the last day of, the current subscription period.

If the transactions are not completed before January 14, 2012, a new subscription period under the ESPP for the period from January 15, 2012 through July 14, 2012 will not begin.

The merger agreement contains a few provisions related to the ESPP.  If the transactions close before the end of the current subscription period, the Harleysville Group Board will take actions necessary to move up the end of the current subscription period to the trading date immediately preceding the closing date.  At that time, the ESPP share purchases will occur, and participating employees’ accounts will be credited with the applicable share purchases, in advance of the closing, and will receive Merger Consideration for such shares.  The Harleysville Board of Directors will take the actions necessary to terminate the ESPP effective as of the closing of the Harleysville Group merger transaction.

If an employee would like to discontinue his or her participation in the ESPP before the end of this subscription period, the normal process of informing the payroll department, in writing, must be followed.  In such situation, the employee will receive a distribution in cash, without interest, of the payroll deductions currently held in his or her account.

Under the provisions of the ESPP, no current participant can change his or her payroll deduction amount for the current subscription period that is already in progress.

Q5.  What happens to an employee’s stock options and outstanding restricted stock and restricted stock units?

Under the terms of the Harleysville equity incentive plan, all outstanding equity awards will vest at the time the Harleysville Group transaction is completed.

For time-based restricted stock and/or restricted stock unit awards, the awards will vest in full.  Under the merger agreement, each employee will then be entitled to receive $60.00 in cash for each share of stock received upon such vesting.  Such payments will be processed and made, on behalf of Nationwide, by the exchange agent.

In the case of outstanding stock option awards, such fully vested awards will be converted into the right to receive, in cash, an amount equal to the difference between the strike (or exercise) price of each award and $60.00, less required withholdings.  Again, the payment of such cash will be made by the exchange agent.

Q6.  Can Harleysville provide any guidance about the tax implications of the cash-out of equity awards?

The receipt of cash in exchange for the cancellation of equity awards is treated as compensation for income tax purposes and employees will owe income tax at ordinary income levels.  The Company is not in a position to provide financial or tax guidance and encourages employees to work with a financial and/or tax advisor on this matter.  Employees can contact CareBridge, the employee assistance provider, for help in locating a financial professional who can provide assistance.

Q7.  Will shareholders continue to accumulate stock under the dividend reinvestment plan or receive cash payments for the Company’s quarterly dividend declarations until closing?

With respect to quarterly dividends, during the period between announcement and the closing of the transaction, Harleysville has agreed to not pay any dividends to its stockholders without Nationwide’s consent.  The dividend declared on September 15, 2011, and paid on September 30, 2011, was not subject to this consent requirement.  Harleysville does not expect to make a quarterly dividend for the fourth quarter of 2011.  The above-described requirement for Nationwide’s consent will continue to apply for any potential quarterly dividends in 2012, prior to the closing of the transaction.  If any dividends are paid by Harleysville, the shares would, in the ordinary course of business, be issued under the dividend reinvestment plan.

Q8.  When employees buy stock through the ESPP, typically the stock must be held for 18 months from the date of purchase or there is a disqualifying disposition (Rule 423 DD) of the shares that must be reported under Internal Revenue Service tax reporting rules.  In the case of the merger, is this disqualifying disposition rule waived?

No.  The disqualifying disposition rule is not waived.  Each employee will need to recognize, as ordinary income, the excess of the fair market value on the purchase date over the subscription price for ESPP shares received in the preceding 18 months.  The process for calculating and providing for the payment of applicable tax withholdings is still being resolved.  Updated information will be provided when it becomes available.    Employees are encouraged to seek advice from a financial and/or tax advisor regarding the correct tax reporting of all Merger Consideration.

Q9.  When Merger Consideration (for HGI shares) is paid out, will the employees/stockholders be responsible for any fees charged by the exchange agent?

No.  Any fees charged by the exchange agent related to the payment of the Merger Consideration will not be paid by the employee/stockholder.  Employees who own stock in certificated form will need to transmit their stock certificates to the exchange agent to receive the Merger Consideration and will incur a mailing cost.  That is the only anticipated cost that would be borne by employees/stockholders.

F.  Employee Relations

Q1.  Will employees be able to see Nationwide’s employee handbook prior to the completion of the mergers?

No.  Until the transaction is closed, Harleysville will continue to operate as a separate company, and therefore, the policies applicable to Harleysville employees will continue to be set forth in the existing Harleysville Employee Manual.  Employees will be provided with Nationwide’s employment policies and procedures, as appropriate following closing, once decisions have been made and in advance of changes being implemented.

Q2.  Is Harleysville planning to fill the current list of open positions available on the Company’s JobLink?

Yes. Harleysville is continuing to operate in a “business as usual” manner, and therefore, the recruiting process for the current open positions will continue.  In fact, additional positions may become available based upon business needs.  The current practice of job postings will continue moving forward, and employees interested in pursuing internal opportunities are encouraged to apply.  Any questions about individual opportunities or the job posting process should be directed to Human Resources.

Q3.  In the event that a position is eliminated and the employee is unable to obtain another position, what will the terms of severance package be?

There is no immediate impact or change to Harleysville’s severance plans.

Q4.  When can employees expect to get more information about the progress of the mergers and how often?

As there is new information to share, employees will be provided with updates on The Link, as well as periodic Viewpoint messages from Michael.  Employees are encouraged to submit any questions – at any time – by sending an email to AskMichael@harleysvillegroup.com.  These questions will be addressed in a later edition of “Employee and Retiree Frequently Asked Questions,” just like this, when a response can be provided.

Q5.  What is Nationwide’s/Allied’s view on flexible work arrangements, such as telecommuting, work-from-home, and flex-time?

Similar to Harleysville, Nationwide/Allied is committed to providing policies and programs designed to help employees balance their work, personal, and family responsibilities.  Decisions regarding participation in such policies and programs are made based on a variety of factors, including the ability to accommodate the arrangement without compromising department business objectives, as well as the employee’s specific job duties, responsibilities, and performance.

Q6.  Will training be available for employees who may not be qualified for open positions?

While there are not specific training plans related to the proposed merger, Harleysville’s learning & development mission continues to be to build, broaden, and deepen employees’ skills and capabilities.  This is accomplished through several vehicles, including: (1) SkillPort, the organization’s e-learning provider through which employees can take courses anytime, anywhere, and as often as they desire; (2) the education assistance program, which provides reimbursement for tuition, exams, books, and registration fees for job/business or insurance-related courses; and (3) continuing technical, department-specific training, as is necessary, on business systems and processes.

G. About Nationwide/Allied

Q1.  Who is Nationwide?

Based in Columbus, Ohio, Nationwide is one of the largest and strongest diversified insurance and financial services organizations in the U.S. Nationwide is rated A+ by A.M. Best and employs approximately 33,000 associates across the country. Its current distribution model includes exclusive agents, independent agents, and a direct channel.

Q2.  Is Nationwide a mutual or a stock-based company?

Nationwide is a mutual insurance company that operates in the independent agency system with the brands of Allied Insurance, Nationwide Agribusiness, Nationwide Bank, Nationwide Insurance, Nationwide Financial, Scottsdale Insurance, Titan Insurance and VPI Pet Insurance.  Nationwide is not a stock-based company.

Q3.  Who is Allied Insurance?

Allied is the current independent agency arm of Nationwide. Since joining Nationwide in 1998, Allied has grown from 23 states to 33 states, and tripled its direct written premium from $900 million to nearly $3.4 billion—accounting for 23% of Nationwide’s overall P&C direct written premium. Allied’s business mix is 70% personal and 30% commercial. The company operates primarily in the midwestern and western United States and partners with 4,400 independent agencies.

Q4.  Do Nationwide/Allied and Harleysville share the same values?

Nationwide’s/Allied’s culture and values are similar to those of Harleysville. It’s an organization committed to the independent agency system and dedicated to offering customers the best personal and commercial lines protection. Its organizational philosophy aligns with Harleysville’s philosophy – with a strong focus on providing outstanding service to its agents and policyholders.  Both organizations have strong, people-oriented cultures.  Both organizations believe in investing heavily in their people, and both organizations are committed to employee development and recognition.

Q5.  How can Harleysville employees learn more about Nationwide?

Employees can learn more by visiting Nationwide’s website at www.Nationwide.com.

Q6.  How can Harleysville employees learn more about Allied Insurance?

Employees can learn more by visiting Allied’s website at www.Alliedinsurance.com.

Q7.  What commercial lines products does Allied write?

Allied targets small- and mid-sized, main street commercial business—similar to Harleysville.  They offer a full range of coverages for commercial including property, auto, and liability risks.  Allied also offers special coverage options for specific industries like restaurants, auto service operations, and many more.  Following the merger, additional information about Allied product lines and areas of focus will be provided.

Q8.  What are the functions performed in Allied’s regional offices?

Allied has regional offices in Sacramento, CA; Denver, CO; Lincoln, NE; Des Moines, IA; and Gainesville, FL—all located well outside of Harleysville’s current operating territory.  The regional office staff includes sales, underwriting, and administration.  Depending on the specific location, service and claims operations are also located at or near the regional office.

Q9.  In addition to the regional offices, does Allied also have satellite or branch offices?

Most operations are concentrated at or near Allied or Nationwide regional offices, providing expanded career opportunities for associates; therefore, Allied does not currently have satellite or branch offices. As the merger date approaches, and following the merger, Harleysville and Nationwide will continue to collaborate to analyze how to best address the differences in the field structure.  When details regarding what, if any, changes will be implemented and the timetable for such changes become known, they will be communicated.

Q10.  Who does Nationwide/Allied use as its statistical rating bureau?

Nationwide/Allied uses ISO and NCCI as its statistical rating bureaus.

Q11.  What system does Nationwide use to administer its payroll?

Nationwide uses PeopleSoft Human Capital Management to administer its payroll.

Q12.  Does Nationwide provide employee discounts on its insurance products?

Nationwide employees are eligible for a 10% discount on auto insurance and a 10% off eligible auto, tenant, condominium, and home insurance products through Nationwide or Allied.  This discount is available in most, but not all, states.

Q13.  Does Nationwide/Allied have an employees’ association?

The Nationwide Activities Association (NAA) provides programming (including sports and social service programming) offers discounts, and provides other conveniences for employees and their families.  The discount program is available to employees in all office locations, but programs and service levels vary by field office location.

H. Business Operations

Q1.  What is Nationwide’s/Allied’s outsourcing strategy?

Similar to Harleysville, Nationwide/Allied has a strategic outsourcing philosophy that includes utilizing external partners in various functions, as appropriate.  Its outsourcing partnerships are limited to functions that are not considered customer-facing—again, similar to Harleysville’s philosophy.

Q2.  How will the merger affect Harleysville’s propensity to invest in cutting-edge technology?

Just as Harleysville does, Nationwide/Allied, too, understands that the agent’s experience, or the company’s “ease of doing business” strategy, is paramount to business success.  Further, Nationwide/Allied understands that technology is a differentiator in the insurance industry.  As the merger date approaches and following the merger, Harleysville and Nationwide will collaborate to analyze and determine how to best leverage the investments in technology.

Q3.  How are current vendor relationships to be managed until the merger is completed?

For the foreseeable future, current vendors should continue to be managed as they were prior to the announcement.  Harleysville will continue to rely on strategic vendor partnerships across the organization, with a focus on value and cost effectiveness.  Please refer all new vendor contracts or specific questions about existing vendor relationships to Mike McNamee, VP Corporate Vendor Management (mmcnamee@harleysvillegroup.com).  As the merger date approaches and following the merger, Harleysville and Nationwide will collaborate to analyze and understand how to best leverage vendor relationships to ensure a smooth transition.  When details regarding what, if any, changes will be implemented and the timetable for such changes become known, they will be communicated.

Q4.  What are the current plans for personal lines?  Will it continue to operate as it does today?

For the foreseeable future, the personal lines department will continue to operate as it does today, and its business strategy remains unchanged.  As the merger date approaches and following the merger, Harleysville and Nationwide will collaborate to analyze and understand how to best structure the business operations, including the personal lines function, to ensure a smooth transition.  When details regarding what, if any, changes will be implemented and the timetable for such changes become known, they will be communicated.

Q5.  What impact will the transactions have on Harleysville’s flood business?

For the foreseeable future, the flood business unit will continue to operate as it does today, and its business strategy remains unchanged.  As the merger date approaches and following the merger, Harleysville and Nationwide will collaborate to analyze and understand how to best structure the flood operation to ensure a smooth transition.  When details regarding what, if any, changes will be implemented and the timetable for such changes become known, they will be communicated.

Q6.  What impact will the transactions have on Harleysville Life Insurance Company?

For the foreseeable future, Harleysville Life Insurance Company will continue to support the P&C operation, and its business strategy remains unchanged.  As the merger date approaches and following the merger, Harleysville and Nationwide will collaborate to analyze and determine how to best structure the Life Company operations in order to ensure a smooth transition.  When details regarding what, if any, changes will be implemented and the timetable for such changes become known, they will be communicated.

Q7.  Harleysville has invested a great deal of time and resources transitioning to accessHarleysville//CL® and accessHarleysville//PL®.  Will the policy administration systems be migrated to Nationwide’s platforms after the transaction closes?

For the foreseeable future, there will not be any changes made to Harleysville’s commercial lines and personal lines policy administration systems.  As the merger date approaches and following the merger, Harleysville and Nationwide will collaborate to analyze how to best manage the IT systems integration to ensure a smooth transition.  When details regarding what, if any, changes will be implemented and the timetable for such changes become known, they will be communicated.

Q8.  What are the plans for the Claims Transformation Project (Guidewire implementation) in light of the merger?

For the foreseeable future, the plans for the Guidewire implementation, as part of the Claims Transformation Project, are expected to continue.  As the merger date approaches and following the merger, Harleysville and Nationwide will collaborate to analyze how to maximize the benefits of this strategic project.  When details regarding what, if any, changes will be implemented and the timetable for such changes become known, they will be communicated.

Q9. How will the merger impact the various business functions in home office today, such as: accounting and finance, IT, HR, processing, service center, and claims?

Harleysville and Nationwide will collaborate to analyze how to best integrate each staff function, as the merger date approaches and following the merger.  Additional information regarding specific business functions will be shared as it becomes available. It’s worth noting that, Nationwide recognizes the importance of Harleysville’s headquarters, and its home office will serve as an integral part of the combined company’s national, independent agency-based platform.

More Questions?

Questions or comments can be sent to AskMichael@harleysvillegroup.com.

This communication may be deemed to be solicitation material in respect of the proposed transactions between Harleysville and Nationwide. In connection with the proposed transactions, a proxy statement of Harleysville Group Inc. and other materials will be filed with the SEC. WE URGE STOCKHOLDERS TO READ THE PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HARLEYSVILLE GROUP INC. AND THE PROPOSED TRANSACTIONS.  Investors will be able to obtain free copies of the proxy statement (when available) as well as other filed documents containing information about Harleysville Group Inc. on the SEC’s website at http://www.sec.gov. Free copies of Harleysville Group Inc.’s SEC filings are also available from Harleysville Group Inc., 355 Maple Avenue, Harleysville, PA 19438-2297, Attention: Mark R. Cummins, Executive Vice President, Chief Investment Officer & Treasurer.

Issued Nov. 15, 2011